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FEB 28 2017
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-21920

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hilby Wilson, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4531 N. 16th Street, #110
(No. and Street)

Phoenix	AZ	85016
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bruce T. Hilby (602) 508-8500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dave Banerjee CPA (an Accountancy Corporation)
(Name – *if individual, state last, first, middle name*)

21860 Burbank Blvd., Suite 150	Woodland Hills	CA	91367
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Bruce T. Hilby, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hilby Wilson, Inc., as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Notary Public State of Arizona
Maricopa County
Rachel Duckett Marotta
My Commission Expires 03/08/2020

Signature

President / Chief Compliance Officer
Title

Rachel Duckett Marotta
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Hilby Wilson, Inc.
(An Arizona Close Corporation)
Table of Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Bruce Hilby, CEO
Hilby Wilson, Inc.

We have audited the accompanying statement of financial condition of Hilby Wilson, Inc. as of December 31, 2016 and the related statements of income, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of Hilby Wilson Inc's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hilby Wilson, Inc. as of December 31, 2016 and the results of its operations and cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The accompanying financial statements were prepared assuming that Hilby Wilson, Inc. will continue as a going concern. As discussed in Note 3, to the financial statements, Hilby Wilson Inc. is dependent on revenue from affiliated related parties whose financial condition is unknown. Further the firm was not in compliance with its net capital requirement from December 28, 2015 to January 15, 2016. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The supplemental information for the year ended December 31, 2016 Schedule I, Computation of Net Capital Under Rule 15c3-1, Schedule II, Computation of Determination of Reserve Requirements Under Rule 15c3-3 (exemption), and Schedule III, Information for Possession or Control Requirements Under Rule 15c3-3 (exemption) has been subjected to audit procedures performed in conjunction with the audit of Hilby Wilson Inc's financial statements. The supplemental information is the responsibility of Hilby Wilson, Inc's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on supplemental information, we evaluated whether the supplemental information, including the form and content is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Bruce Hilby, CEO
Hilby Wilson, Inc.

This opinion is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be used and should not be used by anyone other than these specified parties.

Dave Banerjee CPA, An Accountancy Corp.
Woodland Hills, California
February 23, 2017

HILBY WILSON, INC
(An Arizona Close Corporation)
Statement of Financial Condition
December 31, 2016

ASSETS		
Current Assets		
Cash & Cash Equivalents	$	15,175.58
TOTAL ASSETS	**$**	**15,175.58**
LIABILITES AND STOCKHOLDES' EQUITY		
Liabilities		
Current Liabilities		
Other Current Liabilities		
Accrued Expenses	$	4,500.00
Total Liabilities		4,500.00
Stockholders' Equity		
Common Stock, No Par Value, 1,000 shares		26,614.47
Authorized, Issued & Outstanding		
Retained Deficit		(15,938.89)
Total Equity		10,675.58
TOTAL LIABILITES AND STOCKHOLDERS' EQUITY	**$**	**15,175.58**

The accompanying notes are an integral part of these financial statements

HILBY WILSON, INC
(An Arizona Close Corporation)
Statement of Operations
For the year ended December 31, 2016

Revenues		
Securities Compliance	$	26,000.00
Total Income		26,000.00
Expense		
General & administrative		2,903.70
Office Rent & Overhead		6,091.56
Professional Fees		9,816.12
Total		18,811.38
Taxes		
State		50.00
Total Taxes		50.00
Toal Expenses		18,861.38
Other Income		
Interest Income		1.95
Total Other Income		1.95
Net Income	**$**	**7,140.57**

The accompanying notes are an intergral part of these financial statements

HILBY WILSON, INC
(An Arizona Close Corporation)
Statement of Stockholders' Equity
December 31, 2016

	Capital	Additional Paid-in Capital	Retained Earnings (Deficit)	Total
January 1, 2016	$ 500.00	$ 26,114.47	$ (23,079.46)	$ 3,535.01
Contributed Capital		-		-
Net Income			7,140.57	7,140.57
December 31, 2016	$ 500.00	$ 26,114.47	$ (15,938.89)	$ 10,675.58

The accompanying notes are an integral part of these financial statements

HILBY WILSON, INC
(An Arizona Close Corporation)
Statement of Cash Flows
For the year ended December 31, 2016

OPERATING ACTIVITIES		
Net Income	$	7,140.57
Adjustments to reconcile Net Income to net cash provided by operations:		
Accrued Expenses		(2,000.00)
Net cash provided by Operating Activities		5,140.57
INVESTING ACTIVITIES		-
FINANCING ACTIVITIES		-
NET INCREASE IN CASH & CASH EQUIVALENTS		5,140.57
CASH & CASH EQUIVALENTS AT BEGINNING OF YEAR		10,035.01
CASH & CASH EQUIVALENTS AT END OF YEAR		**15,175.58**
SUPPLEMENTAL CASH FLOW INFORMATION		
Cash Paid During the Year		
Interest		-
State Income taxes	$	50.00

The accompanying notes are an intergral part of these financial statements

Hilby Wilson, Inc.
(An Arizona Close Corporation)
Notes to Financial Statements
December 31, 2016

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Coldwater Securities, Inc. (An Arizona Close Corporation) was incorporated on March 25, 1977, under the laws of the State of Arizona (S10-200 Arizona Revised Statutes, et seq.). This law allows a corporation to exist by the issuance of capital units, which is a proportioned share of the proprietary interest in the corporation owned by the investors. An investor is the owner of capital units of a close corporation. The corporation does not require officers and directors, but has appointed managers who have the authority to act on behalf of the corporation and have the same rights as corporate officers and directors. Effective January 1, 1983, Coldwater Securities, Inc. changed its name to Hilby Wilson, Inc. (an Arizona Close Corporation, the "Company"). The Company is licensed to operate as a broker-dealer, under the Securities and Exchange Act of 1934, and has operated as a broker for real estate limited partnerships being syndicated.

Revenue Recognition

The Company earns compliance fees for maintaining the Company's security status in the event the related parties wish to participate in various investment projects or to other broker-dealers. Compliance fees are recognized on the date the investment is funded by the investor.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Receivables

The Company considers receivables to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectable, they will be expensed when that determination is made.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes

Income taxes provide for the tax effects of transactions reported in the financial statements and consist of taxes currently due and payable and deferred.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair Value of Financial Instruments

The carrying value of cash, receivables and accounts payable approximates fair value because of the short maturity of these items.

NOTE 2 NET CAPITAL REQUIREMENT

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital and a ratio of aggregate indebtedness to net capital, both as defined under such provisions, that does not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2016, the Company had net capital of $10,676, which was greater than its required net capital requirement of $5,000. The Company's net capital ratio (aggregate indebtedness/net capital) was 42.15% at December 31, 2016.

NOTE 3 RELATED PARTIES

The Company received compliance fees from a related corporation for the Companies' efforts in introducing investors to various projects. For the year ended December 31, 2016, the Company received $6,000 from this related corporation. The Company has an affiliate expense agreement with Tierra Associates, Ltd. to pay monthly fees of $500 for rent, utilities, and office expenses.

Rent and related expenses for 2016 totaled $6,000.

NOTE 4 INCOME TAXES

For the year ended December 31, 2016, the Company incurred net operating income and, accordingly, no provision for Federal income taxes has been recorded due to the net operating loss carry forward, Arizona has a $50 minimum income tax. At December 31, 2016, the Company had approximately $37,535 remaining of federal net operating losses and $32,712 of Arizona net operating losses.. The remaining net operating loss carry forwards, if not utilized, will begin to expire in 2031 for federal purposes and in 2021 for Arizona purposes. The Company has provided a full valuation for the deferred tax assets resulting from the net operating losses as management believes it is more likely than not that they will not be fully realizable.

NOTE 5 SUBSEQUENT EVENTS

Management of the Company has reviewed all subsequent transactions through the date the financial statements were available to be issued. It has been determined that there are no subsequent events which require disclosure.

HILBY WILSON, INC
(An Arizona Close Corporation)
Schedule I - Computation of Net Capital under Rule 15c3-1
December 31, 2016

Stockholders' Equity	$	10,675.58
Less: total non -allowable assets		-
Net Capital Adjustments to reconcile Net Income	**$**	**10,675.58**
Aggregate Indebtedness-		
item included in financial statements		4,500.00
Basic net capital requirement		5,000.00
Excess net capital	$	5,675.58
Ratio aggregate indebtedness to net capital		**42.15%**

There were no material differences between the above calculation and the Company's calculation of net capital as rflected on the unaudited Form

HILBY WILSON, INC.
(An Arizona Close Corporation)

Schecule II -
Computation For Determination of Reserve Requirement Under Rule 15c3-3
December 31, 2016

Hilby Wilson, Inc. (An Arizona Close Corporation) relies on Section (k)(2)(i) per Exemption Report of the Securities and Exchange Commission Rule 15c3-3 to exempt it from the provisions of these rules.

Schedule III -
Information Relating to the Possession and Control Requirement Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2016

Hilby Wilson, Inc. (An Arizona Close Corporation) relies on Section (k)(2)(i) per Exemption Report of the Securities and Exchange Commission Rule 15c3-3 to exempt it from the provisions of these rules.

Assertions Regarding Exemption Provisions

We, as members of management of Hilby Wilson, Inc. ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision throughout the period ending January 1, 2016 through December 31, 2016, except for the period January 1, 2016 through January 15, 2016 for which notice had been filed with the Securities and Exchange Commission and the Financial Industry Regulatory Authority on February 23, 2016.

Hilby Wilson, Inc.

By:

Mr. Bruce Hilby / PRESIDENT

February 23, 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Directors
Hilby Wilson, Inc.
Phoenix, AZ

We have reviewed management's statements, included in the accompanying Hilby Wilson, Inc. Exemption Report in which (1) Hilby Wilson, Inc., identified the following provisions of 17 C.F.R. §15c3-3(k) under which Hilby Wilson, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provision") and (2) Company, stated that Hilby Wilson, Inc., met the identified exemption provision throughout the most recent fiscal year with the exception of the period of December 28, 2015 through January 15, 2016 for which notice has been filed with the Securities Exchange Commission/FINRA on 2/23/2016. Hilby Wilson, Inc's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Dave Banerjee CPA, An Accountancy Corp.
Woodland Hills, California
February 23, 2017